UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 1, 2018

FORUM MERGER CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-38053	81-4619427
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

c/o Forum Investors I, LLC 135 East 57th Street, 8th Floor New York, New York		10022
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (212) 739-7860

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report on Form 8-K is an investor presentation (the “Investor Presentation”) that will be used by Forum Merger Corporation (“Forum”) in making presentations to certain of its stockholders and other persons with respect to the pending business combination (the “Business Combination”) with C1 Investment Corp. (“ConvergeOne”).

The information in this Item 7.01 and in Exhibit 99.1 furnished herewith shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Additional Information

In connection with the Business Combination, Forum has filed a Registration Statement on Form S-4, which includes a preliminary proxy statement/prospectus of Forum. Forum will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. Investors and security holders of Forum are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Forum’s solicitation of proxies for the special meeting of shareholders (the “Special Meeting”) to be held to approve the Business Combination because the proxy statement/prospectus contains important information about the Business Combination and the parties to thereto. The definitive proxy statement/prospectus will be mailed to stockholders of Forum as of the Record Date. Stockholders will also be able to obtain copies of the Registration Statement and proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Forum Merger Corporation, c/o Forum Investors I, LLC, 135 East 57th Street, 8th Floor, New York, New York.

Participants in the Solicitation

Forum, Forum Investors I, LLC, the sponsor of Forum, ConvergeOne and Clearlake Capital Management III, L.P., the largest stockholder of ConvergeOne, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Forum’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Forum’s directors and officers in Forum’s filings with the SEC, including Forum’s Registration Statement, which was filed with the SEC on March 21, 2017, and Forum’s Quarterly Report on Form 10-Q, which was filed with the SEC on November 13, 2017, and such information is also in the Registration Statement filed with the SEC on December 1, 2017, as amended on January 8, January 12, January 26, 2018 and February 1, 2018, which will include the proxy statement/prospectus of Forum for the proposed transaction.

Forward Looking Statements

Certain statements made herein and in the investor presentation attached hereto as Exhibit 99.1 are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding Forum’s industry, future events, the proposed transaction between the Parties, the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Forum’s management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Forum’s businesses and the transaction, and actual results may differ materially. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement relating to the Business Combination (the “Merger Agreement”) and the proposed Business Combination contemplated thereby; (2) the inability to complete the transaction contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of Forum or other conditions to closing in the Merger Agreement; (3) the inability to meet the minimum cash requirements of the Merger Agreement due to the inability to consummate the concurrent pipe financing or the amount of cash available following any redemptions by Forum stockholders; (4) the ability to meet listing standards of the national securities exchange on which the combined company’s securities will be listed following the consummation of the transaction contemplated by the Merger Agreement; (5) the risk that the proposed transaction disrupts current plans and operations of ConvergeOne as a result of the announcement and consummation of the transaction described herein; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; (9) the possibility that ConvergeOne may be adversely affected by other economic, business, and/or competitive factors; (10) ConvergeOne’s ability to identify and integrate acquisition; and (11) other risks and uncertainties indicated from time to time in the final prospectus of Forum, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Forum. There may be additional risks that Forum presently does not know or that Forum currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Forum’s expectations, plans or forecasts of future events and views as of the date of this communication. Forum anticipates that subsequent events and developments will cause Forum’s assessments to change. However, while Forum may elect to update these forward-looking statements at some point in the future, Forum specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Forum’s assessments as of any date subsequent to the date of this communication.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

Exhibit Number	Exhibit

99.1	Investor Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 1, 2018

FORUM MERGER CORPORATION
/s/ David Boris
Name:	David Boris
Title:	Co-Chief Executive Officer, Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 99.1

Leading Provider of Collaboration Services & Solutions
January 2018

DISCLAIMER
About this Presentation
This presentation (the “Presentation”) contemplates the purchase by Forum Merger Corporation (“Forum”) of C1 Investment Corp. (“ConvergeOne” or the “Company”) by which ConvergeOne will become a subsidiary of Forum (the “Transaction”).
Advisors
The company has engaged capital market advisors who will receive fees upon the consummation of the business combination part of which are calculated based on the amount remaining in the trust account after redemptions.
No Offer or Solicitation
This Presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements
This Presentation includes “forward-looking statements” regarding ConvergeOne, its financial condition and its results of operations that reflect ConvergeOne’s current views and information currently available. This information is, where applicable, based on estimates, assumptions and analysis that ConvergeOne believes, as of the date hereof, provide a reasonable basis for the information contained herein. Forward-looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “would”, “could”, “expect”, “intend”, “plan”, “aim”, “estimate”, “target”, “anticipate”, “believe”, “continue”, “objectives”, “outlook”, “guidance” or other similar words, and include statements regarding ConvergeOne’s plans, strategies, objectives, targets and expected financial performance. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside the control of Forum, ConvergeOne and their respective officers, employees, agents or associates. Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those vary from forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information, cost savings, synergies and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information herein speaks only as of (1) the date hereof, in the case of information about ConvergeOne, or (2) the date of such information, in the case of information from persons other than ConvergeOne. ConvergeOne undertakes no duty to update or revise the information contained herein. Forecasts and estimates regarding ConvergeOne’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part.
Use of Projections
This Presentation contains financial forecasts with respect to, among other things, ConvergeOne’s revenue, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings Per Share, Free Cash Flow, Net Leverage, and certain ratios and other metrics derived therefrom for the fiscal years 2018 and 2019. These unaudited financial projections have been provided by ConvergeOne’s management, and ConvergeOne’s independent auditors have not audited, reviewed, compiled, or performed any procedures with respect to the unaudited financial projections for the purpose of their inclusion in this Presentation, and accordingly, do not express an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. These unaudited financial projections should not be relied upon as being necessarily indicative of future results. The inclusion of the unaudited financial projections in this Presentation is not an admission or representation by ConvergeOne or Forum that such information is material. The assumptions and estimates underlying the unaudited financial projections are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the unaudited financial projections. There can be no assurance that the prospective results are indicative of the future performance of Forum or ConvergeOne or that actual results will not differ materially from those presented in the unaudited financial projections. Inclusion of the unaudited financial projections in this Presentation should not be regarded as a representation by any person that the results contained in the unaudited financial projections will be achieved.
Industry and Market Data
The information contained herein also includes information provided by third parties, such as market research firms. None of Forum, Forum Investors I, LLC, the sponsor of Forum, ConvergeOne, Clearlake Capital Group L.P. (“Clearlake”), the sponsor of ConvergeOne, and their respective affiliates and any third parties that provide information to Forum, such as market research firms, guarantee the accuracy, completeness, timeliness or availability of any information. None of Forum, ConvergeOne, Clearlake and their respective affiliates and any third parties that provide information to Forum, such as market research firms, are responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or the results obtained from the use of such content. None of Forum, ConvergeOne, Clearlake and their respective affiliates give any express or implied warranties, including, but not limited to, any warranties of merchantability or fitness for a particular purpose or use, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs expenses, legal fees or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein.
Non-GAAP Financial Measures
This Presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Adjusted EBITDA, Adjusted Net Income and Free Cash Flow and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing ConvergeOne’s financial results.
Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that ConvergeOne’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. You can find the reconciliation of these measures to the nearest comparable GAAP measures elsewhere in this Presentation. ConvergeOne believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to ConvergeOne’s financial condition and results of operations.
ConvergeOne’s management uses these non-GAAP measures to compare ConvergeOne’s performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes. These measures are used in monthly financial reports prepared for management and ConvergeOne’s board of directors. ConvergeOne believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. Management of ConvergeOne does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP.
Additional Information; Participants in the Solicitation
This Presentation does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. In connection with the proposed business combination between Forum and ConvergeOne, Forum has filed a preliminary proxy statement/preliminary prospectus and intends to file a definitive proxy statement/final prospectus and other relevant documentation with the SEC, which will be mailed to Forum stockholders. Forum stockholders and other interested persons are advised to read, the preliminary proxy statement/preliminary prospectus and any amendments thereto, and when available, the definitive proxy statement/final prospectus in connection with Forum’s solicitation of proxies for the special meeting to be held to approve the Transaction because these materials will contain important information about Forum, ConvergeOne and the Transaction. ConvergeOne, Clearlake, Forum and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Forum’s shareholders in connection with the Transaction. Information about Forum’s directors and executive officers is set forth in Forum’s Registration Statement on Form S-4 in connection with the Transaction, which was initially filed with the SEC on November 30, 2017. These documents are available free of charge at the SEC’s web site at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Forum’s shareholders in connection with the Transaction will be set forth in the definitive proxy statement/final prospectus. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Transaction will be included in the definitive proxy statement/final prospectus. The definitive proxy statement/final prospectus will be mailed to Forum stockholders as of a record date to be established for voting on the Transaction when it becomes available. Forum’s stockholders will also be able to obtain a copy of the preliminary proxy statement/preliminary prospectus and definitive proxy statement/final prospectus, without charge, at the SEC’s website at http://www.sec.gov or by directing a request to: Forum Merger Corporation, 135 East 57th Street, 8th Floor, New York,
NY 10022.

MANAGEMENT
JOHN MCKENNA JEFF NACHBOR
Chairman & CEO CFO
Industry Experience: Industry Experience:
30+ years 25+ years
Previous Experience: Previous Experience:
CEO of Siemens IT Solutions and SVP of Finance and Chief Accounting Services Officer, Cricket Communications CEO, Entex SVP and Controller, H&R Block Served variety of roles, IBM CFO and Treasurer, The Sharper Image SVP and Corporate Controller, Staples

LEADING PROVIDER OF COLLABORATION SERVICES & SOLUTIONS

2018P

$1.4bn
Revenue

$154mm
Adj. EBITDA[1]

11% Margin

- Large **addressable market** of $140bn[2], growing at 13%[3]
- **93%**, revenue from clients serviced in a prior year[4]

63%
Revenue from Collaboration Offerings

- Addressing **complex collaboration challenges** for mid and large enterprises
- **~37%**, from complementary Networking, Data Center, Cloud and Security Offerings

50%
Revenue from Services

- **Comprehensive suite of IT services** from consultation and design through implementation to ongoing support
- **33%**, Contracted Managed, Cloud and Maintenance ("MC&M") Revenue
  - **$284mm**, Total revenue under contract[4]
  - **+90%**, MC&M Collaboration renewal rate[5]

Note: Unless otherwise stated, financial performance based on 2018P figures
[1] See reconciliation in appendix; [2] Company analysis based on 2016 IDC estimates aggregating Collaboration, Enterprise Networking and Data Center, Cloud and Security Markets; see breakdown on p.10; [3] CAGR between 2016-2020; [4] As of 12/31/17, includes 2017 acquisitions; [5] Renewal rate for Collaboration business, excludes 2017 acquisitions

2

INVESTMENT HIGHLIGHTS

Leading independent provider of services and solutions in the collaboration market

Attractive services-driven business model

Flexible, scalable delivery model with leading managed and cloud service capabilities

Deep technological expertise and proprietary intellectual property to solve clients’ IT challenges

Long-standing and expanding blue-chip enterprise client relationships

Best-in-class Net Promoter Score and client satisfaction driven by outstanding service delivery
7
Attractive revenue profile, significant profitability, and strong cash flow generation
3

LEADING, INDEPENDENT PROVIDER OF COLLABORATION

- Collaboration is essential to modern business, **driving productivity and client experience**
- The collaboration market is highly complex and businesses need a **long-term partner** to develop innovative solutions, across technology evolutions
- Collaboration continues to enable and drive **global business**, increasing stakes and creating opportunities for differentiation and efficiency
- Deep **relationships** with all of the **industry-leading technology partners** across the collaboration market

ConvergeOne has a 20+ Year Focus on Collaboration



Complexity and functionality
Chat
Email
Video
Conferencing
Presence
VM + Email
IVR
PBX
Founded in 1993
1970s
1980s
1990s
2000s
2010s
Today
CapEx
Technology-centric
OpEx
Solution-centric
ON - PREMISE
IP-BASED
CLOUD-BASED

Large-Scale Collaboration Platform

2018P

$854mm
Total Collaboration Revenue

63% Collaboration Revenue % of Total Revenue	**$528mm** Collaboration Service Revenue

4

OUR SERVICES AND TECHNOLOGY OFFERINGS

DELIVERS STRATEGIC VALUE THROUGH AN EXTENSIVE PORTFOLIO OF SERVICES AND SOLUTIONS

Professional Services

- Consultation, design, integration and implementation, app dev, and program management
- $226mm revenue
- 34% gross margin



Professional Services
17% of Total Revenue
Technology Offerings
50% of Total Revenue
Managed, Cloud, and Maintenance Services
33% of Total Revenue
Services Offerings
50% of Total Revenue
Design
Implement
Operate
Optimize
Consult
Collaboration
Enterprise Networking
Data Center
Cloud
Security

Technology Offerings

- Over 300 technology partners
- Partner with five of the six leaders in the Magic Quadrant for collaboration
- $686mm revenue
- 23% gross margin

Managed, Cloud, and Maintenance Services

- Contractual services, with multi-year contractual terms and high renewal rates
- 24x7x365 remote monitoring, Level 3 engineer support, and management
- $454mm revenue
- 40% gross margin

Note: ConvergeOne 2018P

5

OUR CAPABILITIES ACROSS OUR CORE TECHNOLOGY MARKETS

Collaboration (63% of Total Revenue)

Unified Communications

- Voice
- Video
- Email
- Mobility / BYOD
- Presence
- Single Messaging Mailbox
- Chat / Text
- Conferencing

Client Engagement

- Omni-channel
- Remote Agent
- Self-Service / IVR
- BI / Analytics + Reporting
- Advanced Routing
- Workforce Optimization / Monitoring
- Social Media
- Integration Software / Cloud Connectors

Professional Services & Managed, Cloud and Maintenance Services

Networking, Data Center, Cloud and Security (37% of Total Revenue)

Networking

- NFV / SDN
- Mobile Device Management
- Enterprise Switching
- Wireless

Data Center

- Storage
- Data Center Management
- Virtualization
- Migration and Consolidation Services

Cloud

- Private
- Public
- Hybrid
- C1 Cloud

Security

- Monitoring
- Firewall
- Threat Detector
- Vulnerability Assessments

Professional Services & Managed, Cloud and Maintenance Services

Note: ConvergeOne 2018P

6

WELL POSITIONED TO TAKE ADVANTAGE OF THE SHIFT FROM
ON-PREMISE TO CLOUD
ON-PREMISE PRIVATE CLOUD C1 CLOUD HYBRID CLOUD PUBLIC CLOUD
Operating Client Data Third-Party Third-Party
Hybrid Cloud Environment Center Data Center Data Center
Ownership of
Complete Shared
IT Assets (Owned)
Financial
Capital Expense Operating Expense
Model
Data Security Exposure
ConvergeOne delivers complex, multi-vendor solutions across a number of delivery models: on-premise, private, hybrid, C1 Cloud, and public cloud environments

SEAMLESS, HOLISTIC COLLABORATION SOLUTIONS ARE HIGHLY
COMPLEX AND DEEPLY CUSTOMIZED
Illustrative Component Technologies
Routing Quality & Third Party Omni- Self Service BIC
Queuing Software BI/Analytics Workforce SDKs/Tools Channel AI/NLP, Bots Applications Outbound Management
Comprehensive    Solution Ongoing Services
Employees Clients Managed, Maintenance, and Cloud Services

DIFFERENTIATED WITHIN THE IT ECOSYSTEM

RECOGNIZED BEST-IN-CLASS OFFERINGS



Distributors
~5-15% GM
VARs
~15-20% GM
IT Solutions
~20-25% GM
Collaboration-focused IT Services
~30% GM
IT Services / Systems Integrators
~30-40% GM
Gross Margin
Distribution Focused
Services Oriented

- Services-led approach (50% of revenue)
- Managed, cloud and maintenance services / recurring revenue
- Collaboration focused; expanding into adjacent segments
- Attractive margin profile (30% GM, 11% adj. EBITDA margins)
- Focus on large-enterprise clients with large mid-market opportunity

Note: Based on 2018P margins

9

LARGE AND RAPIDLY GROWING TOTAL ADDRESSABLE MARKET
SIGNIFICANT FOCUS ON THE DOUBLE-DIGIT GROWTH COLLABORATION MARKET
27%
11%
8%
3% 3%
North American IT Networking and Security4,5 Collaboration1,6 Cloud4,7
Market1,2 Data Center1,3
2016 Market $1,200 $42 $36 $30 $31
Size ($bn)
1 2016 – 2021 CAGR; 2 North American IT spending Market, IDC Worldwide Black Book Standard Edition, December 2017—Version 3.2; 3 IDC Worldwide Enterprise Network Infrastructure Forecast, 2017-2021, May 2017; 4 2016 – 2020 CAGR; 5 IDC Worldwide IT Security Products Forecast, 2017-2020, March 2017; 6 IDC, Worldwide Unified Communications and Collaboration, 2017-2021, May 2017; 7 IDC Worldwide and Regional Public IT Cloud Services Forecast, 2016-2020 December 2016, includes PaaS and IaaS

CORE COLLABORATION MARKET
Collaboration Market1 Key Market Drivers
($bn) The collaboration market is in the early stages of cloud adoption
CAGR
Businesses reconsidering their $50 deployment strategies for collaboration solutions
Hosted / Cloud Organizations increasingly looking $17.9 15% for scalable, agile, and
$33
$30 $14.0
mobile-enabled solutions while simultaneously seeking to reduce $16 capital costs
Globalization of the modern enterprise
On-premise
$14 $17 5% $15.3 workforce
$13.0 $14.5
Increased adoption of mobility / BYOD
2016 2021E
1 IDC, Worldwide Unified Communications and Collaboration, 2017-2021, May 2017 11

CONVERGEONE CLIENT-CENTRIC APPROACH IS EVIDENCED
BY LEADING NET PROMOTER SCORE
Net Promoter Score
61
+2x
Technology
Vendor 30 Average
86% of ConvergeOne’s clients indicated that they are “highly likely” to recommend ConvergeOne
Note: Net Promoter Score is calculated as a percentage by subtracting the percentage of respondents who are Promoters from the percentage who are Detractors. ConvergeOne Net Promoter Score data and recommendation data based on a third-party survey conducted in 2016 and does not take into account 2017 acquisitions; technology vendor average data from press 12

DIVERSIFIED CLIENT BASE
Highly Diversified Client Base1 Client Overview
Top client: 2%
ConvergeOne target clients are large and medium Top 10 client: 10% companies with consistent IT spending    +7,200 clients across various industries in 20171 Top 25 client: 16% past three ConvergeOne served1:    Over the years, has 57% Fortune 100 43% Fortune 500 36% Fortune 1,000
Blue Chip Client Base1
The top 100 clients, based on 2017 revenue, had an average tenure of >9 years2
Healthcare
(14% of revenue)
91% and 93% of total revenue in 2016 and 2017, Tech / Comm. respectively, was generated from clients served in a prior
(13% of revenue)
year
Education
(12% of revenue) In 2016 and 2017, 425 and 1,325 new clients were added, Finance & Banking respectively, which accounted for 9% and 7% of total
(11% of revenue)
revenue, respectively
Insurance
97% of top 1,000 clients utilized services in 20172
(7% of revenue)
Other
(43% of revenue)
1 Based on 12/31/2017P pro forma for 2017 acquisitions; 2 Excludes 2017 acquisitions 13

CLIENT CASE STUDIES

FINANCIAL SERVICES CASE STUDY
Private Cloud/Managed Services

Company Overview

- Founded in 2016
- Comprised of 4 broker-dealers
- 500+ advisors

Client Challenge

- Needed to design and implement all new IT and Communication Services because the client was splitting from its former parent company
- Required a cloud-based solution that is scalable and cost effective, with predictable pricing

ConvergeOne Differentiation

- Move to an OpEx Model
- $440K Savings/ Month
- Seamless Transition
- Highly Secure, Scalable Solution

EDUCATION CASE STUDY
Private Cloud/Hosted Services

Company Overview

- Provider of postsecondary education services
- Serves more than 50,000 students each year with annual revenue of >$500M

Client Challenge

- Convert IT support model from a CapEx to an OpEx, –aaS billing structure
- Transition ownership and management of UC + CC infrastructure
- Transform to newer technology and add new services
- Provide predictable and scalable pricing

ConvergeOne Differentiation

- Gained Efficiencies
- Modernized Environment
- Controlled Costs
- 39% ROI

E-COMMERCE CASE STUDY
Managed/Hosted Services

Company Overview

- Online travel agency
- 18,000 employees
- 4,000 agents globally

Client Challenge

- Existing Contact Center was not PCI compliant, and risks around loss of the PCI certification were crippling
- Needed to simplify, centralize and harden the voice operating environment and provide consistent global support

ConvergeOne Differentiation

- PCI Compliance
- Replicated Virtualized Environment
- Highly Efficient Implementation
- Engineering Expertise

14

HIGHLY EXPERIENCED AND COHESIVE MANAGEMENT TEAM

	Name & Title	Years of Experience	Background
	**John McKenna** Chairman & CEO	30+ Years	SIEMENS – CEO of Siemens IT Solutions and Services; ENTEX – CEO; IBM – Variety of roles
	**Jeff Nachbor** CFO	25+ Years	cricket – SVP of Finance & Chief Accounting Officer; H&R Block – SVP & Corporate Controller; Sharper Image – CFO and Treasurer; STAPLES – SVP and Corporate Controller; Victoria's Secret – VP of Finance – Victoria Secret Brand; Variety of finance roles at Limited Brands, YUM! Brands, PepsiCo, and PwC
	**John Lyons** President, Field Organization	25+ Years	President; SIEMENS – SVP and GM, IT solutions and Services; mimeo – CEO; ENTEX – President TASD; IBM – Variety of Sales and Marketing Management Positions
	**Paul Maier** President, Services Organization	25+ Years	SIEMENS – SVP, Business Development; ENTEX – SVP, IT Services; Alcatel·Lucent – GM, Services
	**Mark Langanki** CTO	25+ Years	SPANLINK – Chief Operating Officer; University of Minnesota – Faculty Director, Associate Program Director and Sr. Lecturer
	**Colleen Haberman** VP, Human Resources	25+ Years	Univita – SVP, Human Capital; MDI – VP, Human Resources; bioscrip – VP, Human Resources; Express Scripts – VP, Human Resources; Prudential – Residential Services Corporation of America (Subsidiary of Prudential) VP, Client Services
	**Joe Fabrizio** VP Managed Services & Maintenance Delivery	25+ Years	AtoS SIEMENS – Atos / Siemens IT Solutions / Services Vice President; ENTEX – Account executive; VFL Technology Corporation – VP Operations

15

1 GROWTH STRATEGIES

MULTIPLE AVENUES FOR GROWTH
Grow with Existing Clients Partner with New Clients Expand Geographically
Continue Executing Successful M&A strategy
Leading platform with proven strategy, poised for continued growth

LAND AND EXPAND LEADS TO SIGNIFICANT ONGOING CLIENT ENGAGEMENT
Services Land & Expand with an Example Client
($mm)
CAGR Services
$23
52%
$21 $21
$18
$15
$12
$9 $8
$1
2009 2010 2011 2012 2013 2014 2015 2016 2017
Services augmented with annual average technology revenue of $8mm
Key Milestones
2009: Initiated relationship with professional services and technology solutions
2010: Awarded three-year agreement; displacing incumbent and providing significant value to the client
2012: Began offering managed services (MC&M)
2013: Won three-year renewal, with additional services
2017: Awarded another renewal and continued to add additional services

INCREASED MANAGED, CLOUD AND MAINTENANCE SERVICES

MC&M Services Revenue Growth

($mm)



$192
$234
$313
$454
$488
2015
2016
2017E
2018P
2019P

ConvergeOne Managed Service Drivers

- **Increasing Complexity and Demand** for multi-vendor / multi-technology solutions driving continued growth
- **Managed Service Experts (MSEs)** dedicated to develop and lead the overall sales process
- **High NPS** reflects our strength and knowledge in the market place and strength of client relationship
- **Innovation Workshops / QBRs –** leverage top accounts that a have a compelling event – renewals, large projects, cost saving programs
- **Centralized Delivery Support –** enable high-end managed and maintenance services support team dedicated to deliver multi-vendor support

ConvergeOne and the Cloud: Rapidly Growing Pipeline

C1 Cloud

- ConvergeOne hosted UC and Contact Center
- Single tenant, multi-instance Avaya x-caas and Cisco HCS
- Custom Applications, Cloud Connectors and interfaces to: AVST, Microsoft, ESNA, Oracle, Salesforce.com
- Partnership with Level 3, Century Link, Intelepeer

Launched Q2 2016

ConvergeOne Private Cloud

- On premise, in ConvergeOne data center or client data center
- Customized offer built around Managed Services for collaboration

Launched in 2015

ConvergeOne & the Public Cloud

- Microsoft, Interactive Intelligence, Broadsoft, and IBM capabilities
- Enterprise, mid-sized, and SMB (limited focus) capabilities
  - Network Services – Network as the critical success factor for cloud and hybrid solutions

Launched in 2015

Advantageously positioned to lead enterprise cloud migration and management strategy

18

SECURITY PRACTICE
IT Security Sub-segments are Among the Fastest Growing in IT
’16-’20 CAGR 10% 6% 4% 20% 14% 2% 6% ’16 Market Size $12bn $6bn $9bn $2bn $5bn $2bn $2bn
Network Identity and Access Endpoint Specialized Threat Security and Messaging Web Security1 Management2 Security3 Analysis and Vulnerability Security6 Security7 Protection4 Management5
ConvergeOne Security Practice
Opportunity: Throughout ConvergeOne’s base, as a driver for professional services, solutions, and managed services around network, firewall, data center and cloud
Offer: A strategic, consultative engagement – driven by security assessments and an actionable security framework
Positioning: 2016 Cisco Security Partner of the Year
Note: IT security sub-segment market sizes aggregate corporate and consumer market sizes
Based on IDC worldwide reports: 1 Network Security, 2016-2020, October 2017; 2 Identity and Access Management, 2016-2021, August 2017; 3 Endpoint Security, 2016-2020, October 2016; 4 Specialized Threat Analysis and Protection Revenue, 2016-2020, December 2016; 5 Security and Vulnerability Management, 2016-2020, December 2016;
6 Messaging Security, 2016-2020, March 2017; 7 Worldwide Security, 2016-2020, December 2016 19

MULTIPLE AVENUES FOR GROWTH – GEOGRAPHIC EXPANSION

FULL BUILD-OUT OF U.S. FOOTPRINT WITH OPPORTUNISTIC INTERNATIONAL TARGETS

2008
Regional footprint

Current
National footprint
(+20 more offices since 2008)



Headquarters
Network Operations Center (NOC)

Domestic Geographic Expansion Opportunity

- Strong coverage throughout the U.S., especially with recent acquisitions
- Significant geographic expansion opportunity
- Will continue to evaluate new ConvergeOne markets in alignment with partners and clients
- Expansion opportunities include:
  - New York City
  - San Jose / San Francisco
  - Chicago
  - Boston
  - Charlotte

Current International Footprint

- ~150 international Managed Services clients with 500 locations representing 60 countries
- 3,000 annual incidents / service requests managed, supporting communications systems and contact centers
- Partnerships for Professional Services and Solutions fulfillment overseas



International countries where ConvergeOne conducts business
Core ConvergeOne operations

Representative International Clients

MasterCard, Blackboard, Expedia, Trend Micro, WebMD, KKR, Pentair

20

MULTIPLE AVENUES FOR GROWTH – M&A
Successful track record of acquiring and integrating technology service and solution providers
# of
Acquisitions 1—1 2 1 1 3—4 Total: 13
2009 2010 2011 2012 2013 2014 2015 2016 2017
Strong
Pipeline of Actionable Opportunities
Opportunity to further accelerate services growth and leverage ConvergeOne’s robust Managed and
Cloud Services platform
Enhance solutions offering and further platform transition
Opportunity to create substantial shareholder value by acquiring collaboration and complementary businesses at attractive valuations    Significant expertise in integration and driving efficiencies

MULTIPLE AVENUES FOR GROWTH – BENEFIT FROM RECENT M&A

ANNESE — July 2017

- Provides IT services and solutions for enterprise networking, collaboration, security, mobility, and cloud solutions
- 500+ enterprise clients; key verticals include SLED, healthcare, and financial services
- Based in New York with seven offices and 146 employees
- The acquisition expands geographic coverage and bolsters Cisco Capabilities

SPS — August 2017

- Provides unified communications and networking equipment and services for voice solutions and data networking applications
- Managed services accounts for ~50% of total revenue
- Based in New Jersey with 23 offices with 641 employees
- The acquisition expands Client Base and introduces cross-selling opportunities
- SPS also leverages ConvergeOne's Shared Services and bolsters the Managed Services platform

RGTS — September 2017

- Provides UCaaS throughout the NY Metropolitan area
- 450 medium and large enterprise clients
- Services-led approach: managed/cloud services and professional services account for ~80% and ~18% of total revenue, respectively
- The acquisition expands both geographic coverage and service platform
- Additionally leverages ConvergeOne's Shared Services

AOS — December 2017

- Provides technology offerings including network equipment, security, and unified communications
- ~800 clients; predominantly offers Cisco technologies along with Cherwell, Microsoft, and ServiceNow products and services
- Based in Kansas with ten offices throughout the central and western Midwest
- The acquisition expands offering to include Service Request Management solutions

22

2 FINANCIAL OVERVIEW Converge One

KEY FINANCIAL HIGHLIGHTS

Revenue	**31%** Services Revenue Growth[1]	**$284mm** Total Revenue under contract[2]
Exceptional Visibility	**+90%** MC&M Services Renewal Rate[3]	**33%** Contracted MC&M Revenue
Differentiated Margin Structure	**+30%** Gross Margins	**+11%** Adj. EBITDA Margins
Strong Cash Flow Characteristics	**~1% of Revenue** Capital Expenditures	**Low** Working Capital Requirements

Strong revenue growth, driven by services offerings, and high profitability

Note: Unless otherwise stated, financial performance and services mix based on 2018P figures
[1] Services CAGR 2015-2018P; [2] As of 12/31/2017, includes 2017 acquisitions; [3] Renewal rate for Collaboration business, excluding 2017 acquisitions

23

FINANCIAL PERFORMANCE Total Revenue Adj. EBITDA1 ($mm) ($mm) $1,433 $163 $1,365 $154 $139 $924 $816 $88 $601 $70 2015A 2016A 2017E 2018P 2019P 2015A 2016A PF2017E 2018P 2019P % growth % growth 22% 36% 13% 48% 5% 19% 26% 58% 11% 6% Strong pipeline and visibility into 2018 & 2019 1 See reconciliation in appendix 24

GROWING AND HIGHLY RECURRING REVENUE MODEL    Growth in Attractive Service Areas Entrenched Base Drives Highly Recurring Revenue Managed, Cloud and Maintenance Revenue1 Managed, Cloud and Maintenance Revenue Renewal Rate2 ($mm)                     90%90%90% $488 $454 $313 $234 $192 2015A2016A2017E2018P2019P2015A2016A2017E    Double-digit growth of contracted Managed, Cloud and Maintenance revenue 1 Includes 2017 acquisitions except AOS; 2 Excludes 2017 acquisitions 25

2018 AND 2019 PROJECTIONS        2018P 2019P Revenue$1,365mm$1,433mm 5% growth Adj. EBITDA1$154mm$163mm 11% margin11% margin Adj. Net Income1$75mm$86mm 5% margin6% margin Adj. EPS1$1.00$1.10 10% growth Free Cash Flow2$77mm$93mm 6% of revenue6% of revenue Net Leverage33.3x2.6x 1 See reconciliation in appendix; 2 Operating Cash Flow less CapEx; 3 Assumes all FCF post dividend used to repay debt26

MEDIUM TERM TARGETS    Revenue Growth    ~5 – 6% Double-digit growth through M&A Adj. EBITDA Margin~11 – 12% Expected Tax RateMid 20s Adj. EPS GrowthDouble-digit Dividend7.5 – 10% of Free Cash Flow1 Target Net Leverage~2 – 3x Excluding tuck-in M&A    1 Operating Cash Flow less CapEx 27

3 TRANSACTION SUMMARY

ESTIMATED TRANSACTION TERMS

Sources & Uses

($mm)	Sources
ConvergeOne Stockholders Rollover	$331
Forum Cash in Trust[1]	175
PIPE Proceeds	144
ConvergeOne Cash	9
ConvergeOne Debt Assumed (12/31/2017E)	575
Total	**$1,235**

($mm)	Uses
Value of Shares to ConvergeOne Stockholders	$331
Cash Paid to ConvergeOne Stockholders[2]	304
Operating Cash[3]	25
ConvergeOne Debt Assumed	575
Total	**$1,235**

Valuation[1,4]

($mm, except per share data)	
Share Price	**$10.15**
Total Shares Post-Transaction (mm)	71.5
Equity Value	**$726**
Plus: Debt (12/31/2017E)	575
Less: Cash (Post-Transaction)	(25)
Total Enterprise Value	**$1,276**
2018E adj. EBITDA	154
TEV / 2018P adj. EBITDA	**8.3x**
Net Debt / 2018P adj. EBITDA	**3.6x**

Pro Forma Ownership[1,5]



1%
9%
28%
37%
25%
SPAC Investors [6]
PIPE Investors
Clearlake
C1 Management

Note: Transaction summary is updated for AOS acquisition

[1] Assumes no redemptions by Forum's existing stockholders; excludes the net settled Unit Purchase options shown illustratively at $10.15; [2] The actual amount of cash payable to the existing stockholders of ConvergeOne, including Clearlake, shall be calculated based on the number of shares of Forum common stock tendered for redemption in connection with the Transaction, the parties' fees and expenses of the Transaction and the PIPE for the agreed-upon working capital requirements of the combined company and the net proceeds of the PIPE, and may change as a result of redemptions by Forum stockholders. Pursuant to the Merger Agreement, Clearlake, in its sole discretion, may increase the equity portion of the consideration due to the ConvergeOne Stockholders at the closing of the Transaction and reduce the cash portion of such consideration to ensure the ConvergeOne Stockholders collectively own more than 50% of the issued and outstanding common stock following the consummation of the Transaction; [3] Operating cash will be used to pay for the expenses of the Transaction and the PIPE; ConvergeOne also has access to a $150mm ABL revolver; [4] Does not include earnout to existing ConvergeOne Stockholders and Forum management. Assumes no redemptions by Forum's existing stockholders; [5] Excludes earnout and warrants; [6] The percentages presented for SPAC Investors are estimates only. The actual number of Forum Class A Common Stock held by the SPAC Investors will be determined by the number of shares redeemed by the SPAC Investors in connection with the closing of the Transaction

28

Appendix

Clearlake Overview

Private investment firm founded in 2006 with a sector-focused approach, including deep experience in technology investing

- Over $7.0bn of assets under management
- Senior investment principals have led or co-led over 100 investments
- History of building long-term strategic partnerships with world-class management teams to transform companies through organic and inorganic growth strategies
  - Conservative leverage levels across the portfolio
- Consistent execution of buy-and-build strategies across the technology landscape
- Representative technology portfolio:

netdocuments	NetMotion
syncsort	ivanti
SOLUTIONARY	mycomosi
POMEROY infrastructure. optimized.	VISION SOLUTIONS
inventus	CALERO
	PERFORCE

Forum Overview

Special Purpose Acquisition Company formed for the purpose of merging with an operating company

- Completed IPO in April 2017 on the NASDAQ (Ticker: "FMCI")
- Headquartered in New York, NY
- $175mm held in Trust
- Team of experienced public market professionals with exposure across industries

Forum Management Team



Stephen Vogel
Executive Chairman

- Over 40 years of operating and private equity experience
- Former President, CEO and Co-Founder of Synergy Gas Corp., a retail propane distribution company
- Prior board member of Netspend (NASDAQ: NTSP), a leader for prepaid stored value platforms
- Former CEO of Grameen America, the fastest-growing not-for-profit micro-finance company



Marshall Kiev
Co-CEO & President

- Over 25 years of alternative investing experience
- Former Director of Cohen Private Ventures, a family office investing in direct private investments and other opportunistic transactions
- Former Chief of Staff at S.A.C. Capital Advisors
- Former President of Alternative Investments at Family Management Corporation
- Former Partner at Main Street Resources
- Member of Young Presidents' Organization



David Boris
Co-CEO & CFO

- Over 30 years of Wall Street experience in mergers and corporate finance
- Has been involved in more than 13 SPAC transactions
- Former SMD and Head of IB, Pali Capital, Inc.
- Former founding member and MD of Morgan Joseph & Co. Inc.
- Former President of Ladenburg Thalmann Group Inc.
- Member of Young Presidents' Organization

29

MANAGEMENT ASSUMPTIONS FOR FINANCIAL PROJECTIONS
Assumes continued growth in Collaboration and supporting technology ï,§ Assumes Collaboration and Services revenue grows faster ï,§ Continue to sell managed services and cloud solutions into client base, increasing total contract value and recurring revenue
ï,§ Projections based on organic growth and do not include acquisitions ï,§ Capital expenditures in line with historical periods ï,§ Minimal working capital requirements ï,§ Assumes all free cash flow post dividend used to repay debt

# HISTORICAL PERFORMANCE THROUGH THE ECONOMIC CYCLE

## Total Revenue



($mm)
$327
$328
$336
$359
$447
$428
$462
$492
$601
$816
$924
$1,365
$1,433
2007A
2008A
2009A
2010A
2011A
2012A
2013A
2014A
2015A
2016A
2017E
2018P
2019P

## Adj. EBITDA



($mm)
$35
$34
$37
$41
$43
$46
$52
$59
$70
$88
$139
$154
$163
2007A
2008A
2009A
2010A
2011A
2012A
2013A
2014A
2015A
2016A
PF2017E1
2018P
2019P

**2007-2019P Revenue CAGR of 13% and Adj. EBITDA CAGR of 14%**

[1] See reconciliation in appendix

31

NON-GAAP EBITDA RECONCILIATION Adjusted EBITDA    ($mm)    2015A 2016A2017E2018P2019P Net Income$4$8($2)$39$54 Depreciation and Amortization2429364846 Interest and Other (Income) / Expense2331524036 Income Tax Expense47(22)1622 Share-based Compensation Expense<11133 Purchase Accounting Adjustments(1)(<1)3(2)(2) Transaction Costs661161 Other Costs32322 Adjusted EBITDA$63$84$82$151$163 Board of Directors Related Expenses<11(<1)11 One-Time and Non-Recurring Adjustments416-- Pro Forma Synergies13283- Pro Forma EBITDA Impact of 2017 Acquisitions2--43-- Adjusted Credit Agreement EBITDA3$70$88$139$154$163    1 Synergies related to acquisitions; 2 Reflects the estimated contributions from 2017 acquisitions as if each such acquired entity had been owned by ConvergeOne for the entire period; includes synergies expected from 2017 acquisitions; 3 Adjusted Credit Agreement EBITDA is adjusted to reflect any pro forma adjustments pursuant to the calculation of Consolidated EBITDA (including all “add-backs” and adjustments provided therein) set forth in ConvergeOne’s Term Loan Agreement 32

NON-GAAP NET INCOME AND EPS RECONCILIATIONS NON-GAAP NET INCOME    ($mm, except per share data) 2018P2019P Net Income$39$54 Amortization of Intangible Assets3634 Amortization of Debt Issuance Costs11 Costs Related to Debt Financing11 Share-based Compensation Expense33 Purchase Accounting Adjustments(2)(2) Transaction Costs, including Costs to Realize Synergies61 Other Costs22 Income Tax Impact of Adjustments(10)(8) Adjusted Net Income$75$86 Shares Outstanding174.878.1 EPS$1.00$1.10    1 Assumes basic shares outstanding, excluding the net settlement of the Unit Purchase Option; assumes 3.3mm earnout shares in 2018 and an additional 3.3mm earnout shares in 2019 33

EQUITY CAPITALIZATION SUMMARY        No Earnout Full Earnout Shares%Shares% Common shares SPAC Investors 119,832,25028%19,832,25024% PIPE Investors17,959,37525%17,959,37522% Clearlake26,390,70737%32,654,74640% C1 Management6,234,0959%7,713,8069% Forum Management21,078,1252%3,234,3754% Shares outstanding71,494,552100%81,394,552100%    Note: Assumes no redemption; warrants of 9,498,750 at $11.50, of which 562,500 are from Unit Purchase Options; Unit Purchase Options net settled on an underlying 1,237,500 shares at an effective strike of $9.09 per share; no employee options or RSUs outstanding immediately following closing 1 17,250,000 shares are subject to redemption; to the extent they are redeemed, an equal number of additional shares will be issued to Clearlake and C1 management; number of outstanding shares remains the same; 2 Reflects the cancellation of 2,156,250 issued and outstanding shares of common stock held by Forum management as a result of C1’s failure to meet the earnout provisions of the Merger Agreement34

EARNOUT STRUCTURE OVERVIEW ï® Additional compensation to existing ConvergeOne shareholders in the event business performance exceeds thresholds ï® Three separate targets measured quarterly based on trailing annual EBITDA performance ï® Earnout can be triggered on an accelerated basis if targets are met earlier ï® Forum has 2.2mm of Forum Management shares subject to the earnout; shares canceled if targets not met    ($mm, except per share data)    2018 20192020 Adj . EBITDA:1$144.0$155.0$165.0 Cash payment:$33.0$33.0$33.0 New shares issued:3.33.33.3    1 Earnout EBITDA will be measured beginning on the last calendar day of each fiscal quarter after the Closing Date and ending with the last fiscal quarter of 2020, and will be as defined in the term loan agreement (see reconciliation in appendix) 35